UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report September 20, 2022

ECO BRIGHT FUTURE, INC.

(Exact name of issuer as specified in its charter)

WY	87-2595314
State of incorporation or organization	(I.R.S. Employer Identification No.)

1015 Bowsprit Lane

Holiday FL 34691

(727) 692-3348

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 7.      Departure of Certain Officers

The company announces Francisco Celedon has resigned as COO and will remain as a director of the company. Mr. Celedon resigned his duties as COO as of 8/15/222.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Bright Future, Inc.

By	(Signature and Title)
/s/George Athanasidis	CEO/Director
/s/Francisco Celedon	Director

Date 9/20/2022